UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044102 10 1

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,700,438(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,700,438(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,438(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.87%(2)

14	Type of Reporting Person IN

(1)         Includes: (a)  1,448,124 Common Units (as defined below); (b)  148,513 LTIP Units (as defined below); and (c) 782,753 Performance LTIP Units (as defined below).

(2)         Based on 31,952,536 shares of Common Stock outstanding as of August 4, 2017, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2017, plus any Securities (as defined below) beneficially owned by the Reporting Person that are convertible into Common Stock.

Explanatory Note: On August 14, 2017, the Reporting Person transferred ownership of Securities (as defined below) to MJB Operating, LP, a limited partnership indirectly wholly owned by the Reporting Person, which did not affect the Reporting Person’s beneficial ownership.  In connection with such transfer and in order to update other information contained herein, the Reporting Person hereby amends and restates, in its entirety, the Reporting Person’s Statement on Schedule 13D field on December 4, 2013 (the “Original Schedule 13D”).

Item 1                                    Security and Issuer

This Amendment No. 1 to the Original Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Issuer”), and is being filed by Monty J. Bennett (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2                                    Identity and Background

(a) Name. The name of the Reporting Person is Monty J. Bennett.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1150, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently Chairman of the Board of Directors of each of the Issuer, Ashford Hospitality Trust, Inc. and Ashford Inc.; Chief Executive Officer of each of Ashford Inc. and Remington Holdings, LP and Chairman of Ashford Investment Management, LLC.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3                                    Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of (i) 321,048 shares of Common Stock held directly or indirectly by the Reporting Person, (ii) 1,448,124 units of limited partnership interests (“Common Units”) in Ashford Hospitality Prime Limited Partnership, the Issuer’s operating subsidiary (the “Partnership”), (iii) 148,513 long-term incentive partnership units in the Partnership (“LTIP Units”) and (iv) 782,753  performance long-term incentive partnership units in the Partnership (“Performance LTIP Units” and together with the shares of Common Stock, the Common Units and the LTIP Units held by the Reporting Person, the “Securities”).  The Common Units are convertible into cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis).  Of the LTIP Units held by the Reporting Person, 53,083 have achieved economic parity with the Common Units and (subject to certain time vesting requirements) are, upon redemption at the request of the Reporting Person, convertible on a 1-for-1 basis, into Common Units (which, as noted, are then convertible into shares of Common Stock).  The remainder of the LTIP Units have not yet achieved economic parity with the Common Units.  Unless and until such parity is achieved, the LTIP Units cannot be converted into Common Units or Common Stock.  The 782,753  Performance LTIP Units reported herein represents the maximum number of LTIP Units that may vest pursuant to such award of Performance LTIP Units, which is 200% of the target number of LTIP Units for such respective award. The actual number of Performance LTIP Units that may vest can range from 0% to 200% of the target number of Performance LTIP Units, based on achievement of a specified relative total stockholder returns of the Issuer. Unless and until the Performance LTIP Units vest, the Performance LTIP Units cannot be converted into Common Units or redeemed for Common Stock.  The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), officer stock grants and personal funds.

Item 4                                    Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person’s position as Chairman of the Issuer’s Board of Directors, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

(i) continuing to hold the Securities for investment;

(ii) converting LTIP Units into Common Units;

(iii) converting, at the option of the Issuer, some or all of the Common Units into shares of Common Stock,

(iv) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or

(v) acquiring additional Securities in open market or in privately-negotiated transactions.

The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take.  The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)             causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated above.

Item 5                                    Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 1,769,172 shares of Common Stock (which includes 1,448,124 Units that are, upon redemption at the request of the Reporting Person, redeemable, on and after August 24, 2017, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis)), an aggregate of 148,513 LTIP Units and an aggregate of 782,753 Performance LTIP Units representing approximately 7.87% of the Issuer’s outstanding Common Stock. The Securities are held as follows:

(i)                         242,957 Common Units, 148,513 LTIP Units and 782,753 Performance LTIP Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)                      216,891 shares of Common Stock and 46,365 Common Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iii)                   17,828 shares of Common Stock and 143,925 Common Units held indirectly by the Reporting Person through Reserve LP, IV;

(iv)                  86,329 shares of Common Stock and 664,012 Common Units held indirectly by the Reporting Person through Dartmore, LP;

(v)                     103,911 Common Units held indirectly by the Reporting Person through Reserve, LP III; and

(vi)                  246,954 Common Units held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 246,954 Common Units held by Ashford Financial Corporation).

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. On August 14, 2017, the Reporting Person transferred Securities to MJB Operating, LP, a limited partnership indirectly wholly owned by the Reporting Person, for no consideration.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6                                    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7                                    Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2017

/s/ MONTY J. BENNETT
Monty J. Bennett